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                          STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.
Kenneth M. Stoner, Esq.                              Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.                            Alanna Horner, Legal Assistant


                            Telephone (405) 721-7300
                               Fax (405) 721-7310
                               eFax (915) 975-8003



                                  July 30, 2007

VIA US MAIL AND FAX
-------------------
Larry Spirgel, Assistant Director
Robert Littlepage, Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, DC 20549

         RE:      TELECONNECT INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006 FILED DECEMBER 27, 2006
                  FILE NO.  000-30611

Dear Mr. Spirgel and Mr. Littlepage:

         The following responses are respectfully submitted regarding your comment letter dated June 23, 2007, concerning the Form 10-KSB annual report of Teleconnect, Inc. (TLCO) for its fiscal year ended September 30, 2006 (Form 10-KSB), and related periodic and current reports.

         The following responses numerically correspond to your comments.

Form 10-KSB for the year ending September 30, 2006
--------------------------------------------------

1. We note your response to prior comment 2. We do not believe that a payment settlement with a government tax authority for past obligations is a financing activity as defined by paragraph 20 of SFAS 95. The tax obligation and any interest applied for late payments are not amounts "borrowed" as contemplated by paragraph 20b of SFAS 95. We believe such payments are cash flows from operating activity as "cash payments to governments for taxes, duties, fines, and other fees or penalties..." as described in paragraph 23c. Please revise or advise.

     Response: We will include in our amended 10 KSB filing, modifications to the cash flow statement to reflect the settlement payments to government tax authorities in cash flows from operating activities.

2. We note your response to prior comments 3 and 5. Please explain to us in detail and disclose why the balance for the allowance for doubtful accounts for fiscal year 2006 of approximately $1.1 million equals approximately 66% of the gross accounts receivable balance.

     Response: These represent old accounts that should have been charged against the allowance for bad debts. Upon review we believe that a significant portion of these old past due receivables should have been charged against the allowance for bad debts. In our amended 10 KSB filing, we will charge off against approximately $800,000 of old receivables against the allowance for bad debts.

3. We note your response to prior comments 4. Tell us and disclose whether the credit terms include any interest or late payment penalties.

      Response: The credit terms do not include any interest or late payment penalties.

         Thank you for your assistance in this matter.

                                            Very truly yours,

                                            STEPHEN A. ZRENDA, JR., P.C.

                                            /s/ Stephen A. Zrenda, Jr.
                                            ---------------------------------
                                            Stephen A. Zrenda, Jr.